August 16, 2016

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN REPLACED IN THIS LETTER AS FILED WITH EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THE LETTER FILED SEPARATELY WITH THE COMMISSION FOR EASE OF IDENTIFICATION.

VIA EDGAR AND UPS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mr. Jim B. Rosenberg
Mr. Mark Brunhofer
Ms. Keira Nakada

Re:	Adaptimmune Therapeutics plc
Form 20-F for the Transition Period From July 1, 2015 to December 31, 2015
Filed March 17, 2016
Form 8-K dated July 8, 2016
Filed July 8, 2016
File No. 001-37368

Dear Mr. Rosenberg, Mr. Brunhofer and Ms. Nakada:

Adaptimmune Therapeutics plc (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 5, 2016 (the “Comment Letter”) with regards to the Company’s Transition Report on Form 20-F for the period from July 1, 2015 to December 31, 2015 filed with the Commission on March 17, 2016 (the “Form 20-F”) and the Form 8-K dated July 8, 2016 (the “Form 8-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the response of the Company.

Comment 1

Form 8-K dated July 8, 2016

Item 9.01 Financial Statements and Exhibits

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies
(o) Research and development expenditure, page 34

1.              In Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 7 you disclose that you include costs associated with obtaining and maintaining patents and other intellectual property in research and development expenses. Please tell us how these expenditures qualify for treatment as research and development expenses in light of the guidance in ASC 730-10-55-2i. In your response tell us the amount of these expenses for each of the last three fiscal years (including your transition period) and the first quarter of 2016.

Response

We note the Staff’s comments above regarding the classification of the cost of obtaining and maintaining patents and other intellectual property expenses and the guidance in ASC 730-10-55-2i.  By means of clarification, we advise the Staff that the Company has generally included legal costs relating to intellectual property within general and administrative (“G&A”) expenses in its statement of operations. However, the Company has included certain legal costs relating to preparing and filing patents within research and development (“R&D”) expenses in its statement of operations.

The amounts of legal costs relating to patents included within the Company’s R&D expenses in each of the last three fiscal years, the transition period and the first and second quarter of 2016 were as follows (dollars in thousands):

	Three Months Ended		Six Months Ended	Year Ended
	June 30, 2016	March 31, 2016	December 31, 2015	June 30, 2015	June 30, 2014	June 30, 2013
Legal costs relating to patents	87	62	149	303	195	308

The Company will, in future filings, include all costs of obtaining and maintaining patents and other intellectual property within G&A expenses and amend the narrative disclosures in its Management’s Discussion and Analysis of Financial Condition and Results of Operations to reflect this in response to the Staff’s comment and consideration of the guidance in ASC 730-10-55-2i.

The Company has also considered the quantitative and qualitative materiality of the prior period misclassifications based on the guidance in Staff Accounting Bulletin (“SAB”) No. 99, Materiality (“SAB 99”). The quantitative impact on the line items that are impacted is set forth in the table below (dollars in thousands):

	Three Months Ended		Six Months Ended	Year Ended
	June 30, 2016	March 31, 2016	December 31, 2015	June 30, 2015	June 30, 2014	June 30, 2013
Legal costs relating to patents	87	62	149	303	195	308
R&D expenses	16,219	13,888	24,244	23,278	9,746	7,495
Patent costs (% of R&D)	0.5%	0.4%	0.6%	1.3%	2.0%	4.1%
G&A expenses	6,809	5,855	11,145	11,234	2,600	1,254
Patent costs (% of G&A)	1.3%	1.1%	1.3%	2.7%	7.5%	24.6%
Total operating expenses	23,028	19,743	35,389	34,512	12,346	8,749
Patent costs (% of total operating expenses)	0.4%	0.3%	0.4%	0.9%	1.6%	3.5%

The Company has applied the analysis of the considerations that may well render material a quantitatively small misstatement of a financial statement item set forth in SAB 99 which are:

•                  Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

•                  Whether the misstatement masks a change in earnings or other trends.

•                  Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

•                  Whether the misstatement changes a loss into income or vice versa.

•                  Whether the misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability.

•                  Whether the misstatement affects the Company’s compliance with regulatory requirements.

•                  Whether the misstatement affects the Company’s compliance with loan covenants or other contractual requirements.

•                  Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

•                  Whether the misstatement involves concealment of an unlawful transaction.

The Company has concluded that the quantitative effect of the misclassification on R&D and G&A expenses is not material for the periods ending June 30, 2016, March 31, 2016, December 31, 2015, and each of the three years ending June 30, 2015.  As shown by the data in the table above, in the years ending June 30, 2014 and 2013, the misclassification as a percentage of G&A expenses is greater than in other periods.  However, the Company does not consider G&A expenses to be material to the consolidated financial statements taken as a whole, and therefore a change greater than 10% in some instances may still be considered immaterial.

The Company has also concluded that the reclassification is not qualitatively material in any period because:

•                  The misclassification would have no effect on the Company’s net loss, financial position, or cash flows.

•                  The misclassification does not mask a change in earnings or other trends.  When considering the R&D and G&A expenses after the reclassification, they are increasing significantly period-on-period over each reporting period, consistent with the R&D and G&A expenses before the reclassification.  The period-on-period increase in R&D and G&A expenses in actual and percentage terms before and after the reclassification is illustrated below.

Period on period comparison of R&D and G&A expenses (dollars in thousands)

	Six Months Ended June 30, 2016		Year Ended June 30, 2015		Year Ended June 30, 2014
	Prior to Reclassification	After Reclassification	Prior to Reclassification	After Reclassification	Prior to Reclassification	After Reclassification
R&D increase period on period	6,829	6,983	13,532	13,424	2,251	2,364
% increase period on period	29%	30%	58%	58%	23%	25%
G&A increase period on period	1,430	1,276	8,634	8,742	1,346	1,233
% increase period on period	13%	11%	77%	76%	52%	44%

•                  The misclassification does not impact the Company’s key metrics, such as net loss, loss per share, cashflow or cash position, which is the only metric on which the Company provides guidance to investors in its periodic reports and is the primary focus of analysts’ expectations.

•                  R&D expense is another important metric which is considered by analysts and the reclassification is a small percentage of the R&D expenses in all periods.

In conclusion, based on all of the quantitative and qualitative facts and circumstances that the Company has considered, the Company does not believe that the misclassification discussed above meets the significant qualitative and quantitative criteria described in SAB 99 for any of the periods impacted by the misclassification. The Company proposes to reclassify prior periods to conform to this treatment on a prospective basis in its next quarterly report on Form 10-Q and its next annual report on Form 10-K.

Note 3: Revenue

GSK Collaboration and Licensing Agreement, page 39

2.              Please provide us your analysis of your accounting for revenue under this arrangement, including amendments. In your analysis, provide us the following information and tell us your consideration for disclosing each item:

•                  the significant deliverables within the arrangement as stipulated in ASC 605-25-50-2b;

•                  the general timing of delivery or performance of service for the deliverables as stipulated in ASC 605-25-50-2c;

•                  the discussion of the significant factors, inputs assumptions and methods used to determine selling price for the significant deliverables as stipulated in ASC 605-25-50-2e;

•                  whether the significant deliverables qualify as separate units of accounting and the reasons therefor as stipulated in ASC 605-25-50-2f;

•                  the general timing of the revenue recognition for significant units of accounting as stipulated in ASC 605-25-50-2g;

•                  whether the effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting had a significant effect on the allocation of arrangement consideration as stipulated in ASC 605-25-50-2h;

•                  the description of each milestone and related contingent consideration as stipulated in ASC 605-28-50-2b;

•                  the determination of whether each milestone is considered substantive as stipulated in ASC 605-28-50-2c; and

•                  the factors that you considered in determining whether the milestones are substantive as stipulated in ASC 605-28-50-2d.

Response

We note the Staff’s comments above regarding the analysis of the Company’s accounting for revenue under the arrangement, including amendments.  The Company’s revenue arises from a Collaboration and License Agreement with GlaxoSmithKline (“GSK”) (the “GSK Agreement”) entered into in June 2014 and amended in February 2016, subsequent to the reporting date of the financial statements covered by the filings referred to above.  The Company is providing below an analysis of its accounting for revenue under the GSK Agreement and related disclosure considerations in response to each of the components of the Staff’s comments.

The significant deliverables within the arrangement as stipulated in ASC 605-25-50-2b

The GSK Agreement requires the Company to provide multiple deliverables to the customer and, as described in Note 2(n) to the consolidated financial statements included in the Current Report on Form 8-K (“Note 2(n)”), the Company recognizes revenue for arrangements with multiple deliverables by identifying the separable deliverables within the arrangement, whereby a deliverable is considered separable if it has value to the customer on a standalone basis.

The Company has identified the following significant deliverables in the GSK Agreement: (i) the development of, and option to obtain an exclusive license to, the Company’s NY-ESO SPEAR T-cells and (ii) the development of, and option to obtain an exclusive license to, a second target. In addition, GSK has the right to nominate three further target peptides for development of a SPEAR T-cell candidate and exclusive option rights over such candidates, excluding those where the Company has already initiated development of a SPEAR T-cell candidate. The development of each target program involves a number of activities including clinical, research and Chemical, Manufacturing and Controls (“CMC”) work-streams, which together form a data package.

“Note 3 — Revenue Recognition” to the consolidated financial statements included in the Current Report on Form 8-K (“Note 3”) describes the significant deliverables as the development of, and option to obtain an exclusive license to, the Company’s NY-ESO SPEAR T-cells, and the right to nominate four additional target peptides.  In response to the Staff’s comment, the Company proposes to revise its disclosure in future periodic reports to clarify the significant deliverables within the GSK Agreement. The revised disclosure to be included in its next quarterly report on Form 10-Q and its next annual report on Form 10-K and updated as appropriate in subsequent filings, is set forth in Schedule A hereto.

Whether the significant deliverables qualify as separate units of accounting and the reasons therefor as stipulated in ASC 605-25-50-2f

Deliverables within an arrangement should be accounted for as a separate unit of accounting if the delivered item(s) has value to the customer on a standalone basis. The Company has determined that at the inception of the arrangement there are two significant deliverables, which qualify as separate units of accounting: (i) the development of, and option to obtain an exclusive license to, the Company’s NY-ESO SPEAR T-cells and (ii) the development of, and option to obtain an exclusive license to, a second target.  These deliverables qualify as separate units of accounting because GSK can exercise the option to obtain an exclusive license to each target independently from one another and therefore the development of the target, combined with the option to obtain an exclusive license, provides GSK with standalone value.  GSK cannot obtain standalone value from the development, or a component of development, of a target without the option to obtain the exclusive license that allows GSK to further develop and commercialize that target.

In addition, GSK has the right to nominate three further targets contingent upon GSK exercising its option to obtain an exclusive license to the Company’s NY-ESO SPEAR T-cells and payment of an expansion fee.  The right to nominate further targets is a substantive option (i.e. the customer is not required or compelled to purchase the optional products or services and may well decide not to do so) and is not priced at a significant and incremental discount. Therefore, the Company does not consider this to be a deliverable at inception of the arrangement or in the periods covered by the financial statements above.

In response to the Staff’s comment, the Company proposes to revise its disclosure in future periodic reports to clarify the units of accounting within the GSK Agreement. The revised disclosure to be included in its next quarterly report on Form 10-Q and its next annual report on Form 10-K and updated as appropriate in subsequent filings, is set forth in Schedule A hereto.

The discussion of the significant factors, inputs assumptions and methods used to determine selling price for the significant deliverables as stipulated in ASC 605-25-50-2e

The Company advises the Staff that at the inception of an arrangement it allocates non-contingent arrangement consideration between the separable deliverables using the relative selling price method.  In accordance with ASC 605-25-30-2, the Company determines the relative selling price using vendor-specific objective evidence (VSOE), if available, third party evidence if VSOE is not available, or a best estimate of the standalone selling price if neither VSOE nor third party evidence is available. The best estimate of the standalone selling price is estimated after considering all reasonably available information, including market data and conditions, entity-specific factors such as the cost structure of the deliverable, internal profit and pricing objectives and the stage of development, if appropriate, as described in Note 2(n).  The Company recognizes revenue allocated to each deliverable as that deliverable is delivered.

The GSK Agreement is the first licensing arrangement that the Company has entered into and therefore the Company does not have VSOE of the standalone selling price of the separable deliverables within that arrangement.  Furthermore, because collaboration and licensing arrangements are typically complex and highly customized and the technology covered by the GSK Agreement is a new technology, there are few comparable transactions and there is not sufficient third-party evidence to determine the standalone selling price. In the absence of VSOE and sufficient third-party evidence, the Company determined the standalone selling price of each deliverable within the GSK Agreement based on its best estimate.  In determining this best estimate, the Company considered internal pricing objectives it used in negotiating the GSK Agreement together with internal data regarding the cost of providing the development services for each deliverable.

Whether the effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting had a significant effect on the allocation of arrangement consideration as stipulated in ASC 605-25-50-2h

The Company advises the Staff that there were no changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting during the reporting periods included within the consolidated financial statements covered by the filings referred to above.  In February 2016, however, the terms of the GSK Agreement were expanded to accelerate the development of the Company’s NY-ESO SPEAR T-cells towards pivotal trials in synovial sarcoma, as well as the exploration of development of NY-ESO SPEAR T-cells in myxoid round-cell liposarcoma (the “Amendment”).  There was no consideration paid at the time of amending the GSK Agreement, but certain additional contingent development milestones were added to reflect the additional requirements of the development program.  The Company applied the same method used upon inception of the GSK Agreement and determined that there was no significant effect on the allocation of non-contingent arrangement consideration as a result of the amendment to the GSK Agreement. This is because the additional contingent consideration to reimburse specific additional effort was consistent with the pricing structure and margins negotiated into the original GSK Agreement before the Amendment.

The general timing of delivery or performance of service for the deliverables as stipulated in ASC 605-25-50-2c; and the general timing of the revenue recognition for significant units of accounting as stipulated in ASC 605-25-50-2g

The Company advises the Staff that it recognizes revenue when earned and realized or realizable, which according to SAB Topic 13 – Revenue Recognition, is generally when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectability is reasonably assured.

Non-contingent consideration allocated to a unit of accounting is recognized as the Company delivers that separable deliverable.  Each of the separable deliverables identified in the GSK Agreement are being delivered over time and therefore the Company has applied the proportional performance method to recognize revenue systematically over the period which the Company is providing services to GSK.  The Company has determined that it provides services to GSK from inception of the arrangement to the date when GSK’s option to obtain an exclusive license to the target expires.  This date is not explicitly stated in the GSK Agreement, but is derived from the development plan, and therefore the Company regularly reviews and monitors the performance of the GSK Agreement to determine its best estimate of when the options would expire and then applies that conclusion to the period over which revenue is recognized.

In response to the Staff’s comment, the Company proposes to revise its disclosure in future periodic reports to clarify that where delivery occurs over time, revenue is systematically recognized over the period which the Company will be providing services.  In particular, the Company proposes that the revised disclosures in Schedule A be included in its next quarterly report on Form 10-Q and its next annual report on Form 10-K and will then be updated as appropriate in subsequent filings.

The description of each milestone and related contingent consideration as stipulated in ASC 605-28-50-2b

The Company advises the Staff that in Note 3, the Company disclosed that it received an upfront payment of $42.1 million (£25.0 million) in June 2014 and has achieved various development milestones resulting in the Company receiving milestone payments of $10.8 million and $7.2 million in the six months ended December 31, 2015 and the year ended June 30, 2015, respectively.  The Company considers this description to be appropriate for non-substantive milestones and that disaggregation and additional detail regarding the underlying development event that occurred triggering the payment would not provide further benefit to investors due to the number and value of non-substantive milestone events in the GSK Agreement and the nature of each triggering event being primarily initiation activities rather than specific achievements.

To further illustrate that development milestones received to date have been non-substantive and to provide the Staff with the relevant information, the Company has provided information regarding the milestone event, timing and amount of development milestones to the Staff on a supplemental basis on Schedule B hereto. Each is a low-value milestone relating to the initiation of clinical, research or CMC activities in relation to a particular target program.

The determination of whether each milestone is considered substantive as stipulated in ASC 605-28-50-2c

The Company advises the Staff that it recognizes milestone payments which are non-refundable, non-creditable and contingent on achieving clinical milestones as revenue either on achievement of such milestones, if the milestones are considered substantive, or over the period the Company has continuing performance obligations, if the milestones are not considered substantive, as described in Note 2(n).

The Company advises the Staff that none of the milestone payments received from GSK to date or those to be received prior to the expiration of GSK’s option to obtain an exclusive license to a target have been considered substantive.  The Company is entitled to receive further payments from GSK subsequent to GSK exercising the option over the license, if certain development milestones are achieved.  However, those payments would not meet the definition of a milestone within ASC 605-28-20 because the milestones are a result of the performance of the counterparty, GSK.

While the Company did not explicitly state that the milestones received to date are non-substantive in Note 3, the Company described the accounting for substantive and non-substantive milestones in Note 2(n) and described that the revenue recognized to date relates to the upfront fee and development milestone payments received, which are being recognized in revenue over the period in which the Company is delivering services under the GSK Agreement.

In response to the Staff’s comment, the Company proposes to revise its disclosure in future periodic reports to explicitly state that the milestones achieved to date are non-substantive.  The Company proposes that the revised disclosures in Schedule A be included in its next quarterly report on Form 10-Q and its next annual report on Form 10-K and will then update this disclosure as appropriate in subsequent filings.

The factors that you considered in determining whether the milestones are substantive as stipulated in ASC 605-28-50-2d

The Company advises the Staff that as described in Note 2(n), when determining if a milestone is substantive, the Company considers the following factors:

•                  The degree of certainty in achieving the milestone;

•                  The frequency of milestone payments;

•                  The Company’s efforts, which result in achievement of the milestone;

•                  The amount of the milestone payment relative to the other deliverables and payment terms; and

•                  Whether the milestone payment is related to future performance or deliverables.

The Company considers that the development milestones received prior to the expiration of GSK’s option to obtain an exclusive license to a target are not substantive because the milestone payments are to fund further development and are not consideration for past performance; and the number and value of the milestone payments suggest that they are payments for ongoing research and development rather than consideration for past performance.

The Company acknowledges the Staff’s position that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  it is the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me at (215) 825-9260.

Sincerely,

/s/ Adrian Rawcliffe
Chief Financial Officer
Adaptimmune Therapeutics plc

Cc:                            James Noble, Chief Executive Officer

Margaret Henry, Corporate Secretary

David S. Bakst (Mayer Brown LLP)

Schedule A

The Company proposes the following revised disclosures for revenue recognition in its next quarterly report on Form 10-Q and its next annual report on Form 10-K and will then update this disclosure as appropriate in subsequent filings. The changes from the previously filed disclosures are shown below in bold type with new wording bolded and underlined.

Note 2(n)                                             Revenue

Revenue is recognized when earned and realized or realizable, which is generally when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectability is reasonably assured. Where applicable, all revenues are stated net of value added and similar taxes.

The Company’s revenue currently arises from a Collaboration and License Agreement with GSK entered into in June 2014 and amended in February 2016 (the “GSK Collaboration and License Agreement”), which requires the Company to provide multiple deliverables to the customer. The Company recognizes revenue for arrangements with multiple deliverables by identifying the separable deliverables within the arrangement, whereby a deliverable is considered separable if it has value to the customer on a standalone basis.  Contingent deliverables, such as the right to nominate further development targets, which represent a substantive option (i.e. the customer is not required or compelled to purchase the optional products or services) and not priced at a significant and incremental discount are not considered to be a deliverable at inception of the arrangement.

The non-contingent arrangement consideration is allocated between the separate deliverables using the relative selling price.  The relative selling price is determined using vendor-specific objective evidence (VSOE), if available, third party evidence if VSOE is not available, or a best estimate of the standalone selling price if neither VSOE nor third party evidence is available.  The best estimate of the selling price is estimated after considering all reasonably available information, including market data and conditions, entity-specific factors such as the cost structure of the deliverable, internal profit and pricing objectives and the stage of development, if appropriate.  Revenue allocated to each deliverable is recognized as that deliverable is delivered.  Where delivery occurs over time, revenue is systematically recognized over the period which the Company will be providing services.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in the Company’s consolidated balance sheet. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date (or within the operating cycle of three years at June 30, 2014) are classified as deferred revenue in current liabilities. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date (or within the operating cycle of three years at June 30, 2014) are classified as deferred revenue, less current portion.

Milestone payments which are non-refundable, non-creditable and contingent on achieving clinical milestones are recognized as revenues either on achievement of such milestones if the milestones are considered substantive or over the period the Company has continuing performance obligations, if the milestones are not considered substantive. When determining if a milestone is substantive, the Company considers the following factors:

•                  The degree of certainty in achieving the milestone

•                  The frequency of milestone payments

•                  The Company’s efforts, which result in achievement of the milestone

•                  The amount of the milestone payment relative to the other deliverables and payment terms, and

•                  Whether the milestone payment is related to future performance or deliverables.

Note 3 — Revenue

GSK Collaboration and Licensing Agreement

Revenue represents recognized income from the GSK Collaboration and License agreement.  The GSK Collaboration and License Agreement contains the following significant deliverables, which are separate accounting units: (i)  ~~whereby GSK funds~~ the development of, and ~~has an~~ option to obtain an exclusive license to, the Company’s NY-ESO SPEAR T-cells, and (ii) the development of, and option to obtain an exclusive license to a second target nominated by GSK.   In addition, GSK also has the right to nominate ~~four~~ three additional target peptides, excluding those where the Company has already initiated development of a SPEAR T-cell candidate, which is not considered to be a deliverable at the inception of the arrangement because it represents a substantive option not priced at a significant and incremental discount.  The Company received an upfront payment of $42.1 million (£25 million) in June 2014 and has achieved various non-substantive development milestones resulting in milestone payments being received of $10.8 million and $7.2 million in the six months ended December 31, 2015 and the year ended June 30, 2015, respectively. The Company is entitled to further non-substantive milestone payments based on the achievement of specified development milestones by the Company.  When, and if, GSK exercises its option to obtain an exclusive license to a target, an option exercise fee will be payable and the Company will be entitled to further development and commercialization milestone~~s~~ payments based on achievement of specified milestones by ~~either the Company or~~ GSK.

In addition to the development milestones, the Company is entitled to royalties from GSK on all GSK sales of TCR therapeutic products licensed under the agreement, varying between a mid-single-digit percentage and a low-double-digit percentage of net sales. No royalties have been received as at December 31, 2015. Sales milestones also apply once any TCR therapeutic covered by the GSK Collaboration and License Agreement is on the market.

The GSK Collaboration and License Agreement is effective until all payment obligations expire. The agreement can also be terminated on a collaboration program-by-collaboration program basis by GSK for lack of feasibility or inability to meet certain agreed requirements. Both parties have rights to terminate the agreement for material breach upon 60 days’ written notice or immediately upon insolvency of the other party. GSK has additional rights to terminate either the agreement or any specific license or collaboration program on provision of 60 days’ notice to us. The Company also has rights to terminate any license where GSK ceases development or withdraws any licensed TCR therapeutic in specified circumstances.

In February 2016, the terms of the GSK Collaboration and License Agreement were expanded to accelerate the development of the Company’s NY-ESO SPEAR T-cells towards pivotal trials in synovial sarcoma, as well as the exploration of development of NY-ESO SPEAR T-cells in myxoid round-cell liposarcoma. The amendment also provides the opportunity for up to eight combination studies using NY-ESO SPEAR T-cells and increases the potential development milestones that the Company is eligible to receive.  These development milestones will be allocated to the separate standalone deliverables within the arrangement once the milestone is achieved.

The revenue recognized to date relates to the upfront fee and non-substantive development milestones payments received, which are being recognized in revenue systematically over the period in which the Company is delivering services under the GSK Collaboration and License Agreement, which is determined to be the period until GSK’s option to obtain licenses expires.  We regularly review and monitor the performance of the GSK Collaboration and License Agreement to determine the period over which we will be delivering services to GSK.  The Company recognized revenue of $8,979,000, $9,871,000, $825,000 and $nil in the six months ended December 31, 2015 and years ended June 30, 2015, 2014 and 2013, respectively.

Schedule B

[***]